[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 12, 2016

VIA EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:    Mr. Perry J. Hindin

Re:	Tribune Publishing Company
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2016 by Gannett Co., Inc.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed May 5, 2016 by Gannett Co., Inc.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed May 6, 2016 by Gannett Co., Inc.
File No. 1-36230

Dear Mr. Hindin:

This letter is being furnished on behalf of our client, Gannett Co., Inc., a Delaware corporation (“Gannett”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the above captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and soliciting materials filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Proxy Materials”).

Your numbered comments with respect to the Proxy Materials, as set forth in your letter dated May 11, 2016, have been reproduced below in italicized text. Gannett’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

Preliminary Proxy Statement

Solicitation of Proxies, page 18

1.	Please disclose the total amount estimated to be incurred and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Gannett Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 20 of the Proxy Statement.

Soliciting materials filed pursuant to Exchange Act Rule 14-12 dated May 5, 2016

2.	Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise and provide supplemental support where appropriate for your assertion that the “comparable trading values and comparable acquisition multiples presented in the Tribune rejection letter on May 4, 2016 are misleading because they are based on inappropriate selections of public companies and transactions.”

Gannett Response: We acknowledge the Staff’s comment, and in future filings, Gannett will modify its disclosures, where appropriate, to characterize similar statements as statements of its belief. On a supplemental basis, we provide the following information:

The comparable trading values and public company analysis of Tribune Publishing Company (“Tribune”) includes News Corp., The New York Times Company, and Time, Inc., all of which have materially different businesses than Tribune:

•	News Corp. is substantially larger and more diversified than Tribune with a significant portion of its EBITDA generated by non-newspaper businesses. In addition, unlike Tribune, News Corp. has no local U.S. newspapers.

•	Unlike Tribune, The New York Times is a national news brand and has no local U.S. newspapers. Its financial performance has been significantly different with greater revenue stability than Tribune.

•	Unlike Tribune, Time, Inc. is a magazine company with national brands and does not own any newspaper assets.

Tribune’s comparable acquisition multiples analysis highlighted only two acquisition multiples and excluded all the other U.S. newspaper transactions that have taken place over the past 24 months. In addition, the two acquisition multiples that Tribune presented were with respect to targets substantially different from Tribune:

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

•	The Financial Times is a leading London-based international news publication sold to a Japanese buyer who acquired it for global expansion purposes. In contrast, Tribune does not have any international revenue.

•	The Washington Post was a single market newspaper of substantially smaller financial size than Tribune and was widely acknowledged to have been acquired for a value inconsistent with that of other newspaper assets:

¡	“Based on the math, it is hard to justify a $250 million valuation for The Washington Post.” – The New York Times, 8/5/13

¡	“Going by the valuations of other newspaper deals and publicly traded media companies, though, the Washington Post would have been worth closer to $60 million.” – Reuters, 8/7/13

Soliciting materials filed pursuant to Exchange Act Rule 14-12 dated May 6, 2016

3.	Please consider whether your proxy materials omit information necessary to make the information contained therein not misleading. We note your inclusion of a statement attributed to Michael Ferro, chairman of Tribune Publishing, in October 2013, stating, “I don’t know anything about the newspaper business… I like to be in businesses that I know something about.” We further note that Mr. Ferro joined the board in February 2016, a period of more than two years since the alleged statement. Your disclosure without providing additional context including this additional fact does not appear consistent with Exchange Act Rule 14a-9. Please provide appropriate context for this statement, or in the alternative, remove the statement from your document.

Gannett Response: We acknowledge the Staff’s comment, and we will not use the quotation noted in the Staff’s comment in future filings without providing additional context. However, we do not believe the use of such quotation in Gannett’s May 6, 2016 soliciting materials is inconsistent with Exchange Act Rule 14a-9 because Tribune’s stockholders have the appropriate context for such quotation. Gannett’s May 6, 2016 soliciting materials expressly stated that the quotation was dated October 11, 2013. In addition, Tribune’s definitive proxy statement, filed with the SEC on April 19, 2016, provides details on Mr. Ferro’s professional history since 2011.

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

United States Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

•	“The Financial Times and Washington Post sales multiples are not comparable given the very different business attributes of the Financial Times and the financial condition of the Washington Post at the time of the sale.”

•	“The public company analysis as portrayed by Tribune is also misleading as it includes inappropriate non-peer companies which distort the multiple.”

Gannett Response: We acknowledge the Staff’s comment, and in future filings, Gannett will modify its disclosures, where appropriate, to characterize similar statements as statements of its belief. We refer the Staff to the supplemental information provided in response to comment number 2 above.

If you have any questions concerning these matters, or require any further information, please call the undersigned at (202) 371-7706 or my partner, Michael P. Rogan, at (202) 371-7550.

Very truly yours,

/s/ Katherine D. Ashley, Esq.
Katherine D. Ashley, Esq.

cc:	Michael P. Rogan, Esq.
Justin A. Kisner, Esq.